
10031089

AB 6/2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38672

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2009 (MM/DD/YY) AND ENDING 3/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Bailard Fund Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 Tower Lane, Suite 1900
(No. and Street)

Foster City	California	94404
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barbara V. Bailey — (650) 571-5800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harb, Levy & Weiland, LLP
(Name - if individual, state last, first, middle name)

One Market, Landmark, Suite 620	San Francisco	California	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AB 6/2

OATH OR AFFIRMATION

I, Barbara V. Bailey, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Bailard Fund Services, Inc.** (the "Company") as of March 31, 2010, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Secretary
Title

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 26 day of May, 2010, by Barbara Vaughan, personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature


LEAH M. RESCATE
Commission # 1872002
Notary Public - California
San Francisco County
My Comm. Expires Dec 20, 2013

Bailard Fund Services, Inc.

(A Wholly Owned Subsidiary of Bailard, Inc.)

(SEC. I.D. No. 8-38672)

Financial Statements and Supplemental Schedules
for the Year Ended March 31, 2010, and
Independent Auditors' Report and Supplemental Report
on Internal Control

Filed pursuant to Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT

BAILARD FUND SERVICES, INC.
(A Wholly Owned Subsidiary of Bailard, Inc.)

TABLE OF CONTENTS

This report * contains (check all applicable boxes):

* *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


Harb
Levy
Weiland
ACCOUNTANTS
CONSULTANTS
LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Bailard Fund Services, Inc.
(a wholly owned subsidiary of Bailard, Inc.)

We have audited the accompanying statement of financial condition of Bailard Fund Services, Inc. (the "Company") as of March 31, 2010, and the related statements of operations and changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bailard Fund Services, Inc. as of March 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information appearing on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harb, Levy & Weiland LLP

San Francisco, California
May 25, 2010

One Market, Landmark, Suite 620, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com ▪ www.hlwcpa.com

Harb, Levy & Weiland LLP is a member of Nexia International, a worldwide network of independent accounting and consulting firms.

BAILARD FUND SERVICES, INC.
(A Wholly Owned Subsidiary of Bailard, Inc.)

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2010

ASSETS	
CASH	$ 247,780
PREPAID EXPENSES	23,277
TOTAL	$ 271,057
LIABILITIES AND STOCKHOLDER'S EQUITY	
DUE TO BAILARD, INC.—NET	$ 160,896
DEFERRED TAX LIABILITY	9,273
Total liabilities	170,169
STOCKHOLDER'S EQUITY:	
Common stock, no par value—authorized, 1,000,000 shares; issued and outstanding, 600,000 shares	602,500
Accumulated deficit	(501,612)
Total stockholder's equity	100,888
TOTAL	$ 271,057

See Accompanying Notes to Financial Statements

BAILARD FUND SERVICES, INC.
(A Wholly Owned Subsidiary of Bailard, Inc.)

STATEMENT OF OPERATIONS
YEAR ENDED MARCH 31, 2010

REVENUE—Interest income	$ 138
OPERATING EXPENSES:	
Registration fees	22,028
General & administrative	132,000
Consulting & other	19,278
Total operating expenses	173,306
LOSS BEFORE INCOME TAXES	(173,168)
INCOME TAX BENEFIT	69,253
NET LOSS	$ (103,915)

See Accompanying Notes to Financial Statements

BAILARD FUND SERVICES, INC.
(A Wholly Owned Subsidiary of Bailard, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED MARCH 31, 2010

	Common Stock		Accumulated	
	Shares	Amount	Deficit	Total
BALANCE—March 31, 2009	600,000	$ 502,500	$ (397,697)	$ 104,803
Capital Contribution		100,000		100,000
Net loss			(103,915)	(103,915)
BALANCE—March 31, 2010	600,000	$ 602,500	$ (501,612)	$ 100,888

See Accompanying Notes to Financial Statements

BAILARD FUND SERVICES, INC.
(A Wholly Owned Subsidiary of Bailard, Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED MARCH 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (103,915)
Changes in assets and liabilities:	
Prepaid expenses	(1,481)
Deferred tax expense	590
Due to Bailard, Inc.—net	85,134
Net cash used in operating activities	(19,672)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital Contribution from the Parent	100,000
NET INCREASE IN CASH	80,328
CASH —Beginning of year	167,452
CASH —End of year	$ 247,780

See Accompanying Notes to Financial Statements

1. ORGANIZATION

Bailard Fund Services, Inc. (the "Company") was incorporated on September 4, 1987 and is a wholly owned subsidiary of Bailard, Inc. (the "Parent"). The Parent is a wholly owned subsidiary of BB&K Holdings, Inc. ("BB&K Holdings"). The Company is organized for the principal purpose of engaging in broker/dealer activities to facilitate the distribution of capital shares of the investment funds sponsored by the Parent. The Company is registered as a broker/dealer with the Securities and Exchange Commission, FINRA, and various states. The Company has a distribution agreement with the Parent to distribute the investment funds sponsored by the Parent. The Company does not handle or maintain securities in its physical possession nor does it maintain customer accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Cash—The Company maintains its cash in a money market fund. The Company has not experienced any losses in such account, and management believes that the Company is not exposed to any significant credit risk on this cash account.

Revenue Recognition—Placement fees arise from the sale of limited liability company interests in certain investment products managed by the Parent and are recognized upon closing of the sale. During the year ended March 31, 2010, the Company did not earn any placement fees.

Income Taxes—The Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Income tax benefit consists of current and deferred amounts. Deferred tax expenses or benefits arise from recognition of income and expenses in different years in the financial statements and tax returns. The Company is included in the consolidated U.S. federal and the combined state of California income tax returns of BB&K Holdings, Inc. The Company's income tax benefit is computed on a separate-company basis using the tax rate of the consolidated filing entity.

Management evaluates the recognition and measurement of any uncertain tax positions taken on the Company's income tax returns in the current year as well as in all past years that are still open to examination by tax authorities. Based on its analysis, management believes that there are no material uncertain tax positions taken in the current year and in all prior years open to examination. With few exceptions, the Company is no longer subject to U.S. federal or state income tax examinations by tax authorities for tax years before 2004.

3. RELATED PARTY TRANSACTIONS AND CONSIDERATIONS

The Parent provides various business services and advances certain operating expenditures on the Company's behalf, including use of office space and managerial time and payment of registration fees and subscriptions, pursuant to a service agreement effective March 31, 2008, under which the Company reimburses the Parent for such expenditures. The financial statements are not indicative of the conditions that would have existed or the results of operations if the Company had been operated as an entity unaffiliated with the Parent.

The Company has a history of net losses and is not expected to be profitable in the foreseeable future. The Parent intends to continue to support the Company's operations. Accordingly, the accompanying financial statements have been prepared assuming the Company will continue as a going concern.

The amount reported as due to Bailard, Inc. – net in the accompanying statement of financial condition consists of amounts owed to the Parent as reimbursement for operating expenditures and is net of an amount receivable from the Parent in connection with an income tax benefit (see Note 4).

4. INCOME TAXES

The income tax expense (benefit) consists of the following:

Current:	
Federal	$ (54,404)
State	(15,439)
Total current	$ (69,843)
Deferred:	
Federal	$ 459
State	131
Total deferred	$ 590
Total income tax benefit	$ (69,253)

The Company's income tax benefit for the year ended March 31, 2010 differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate of 34%, primarily due to state taxes of 8.84%.

During the year ended March 31, 2010, the Company recorded a $69,843 current income tax benefit and a corresponding amount receivable from its Parent.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Parent has committed to maintain the required minimum net capital through additional contributions of capital, if needed. At March 31, 2010, the Company had net capital of $72,655, which was $61,310 in excess of its required net capital of $11,345. The Company's ratio of aggregate indebtedness to net capital was 2.34 to 1.

6. SUBSEQUENT EVENTS

Management evaluated subsequent events through May 25, 2010, the date these financial statements were available to be issued. There were no material subsequent events that required disclosure in these financial statements.

* * * * * *

BAILARD FUND SERVICES, INC.
(A Wholly Owned Subsidiary of Bailard, Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
MARCH 31, 2010

COMPUTATION OF NET CAPITAL:		
Stockholder's equity (from statement of financial condition)		$ 100,888
Nonallowable assets—prepaid expenses		(23,277)
Net capital before haircut on securities positions		77,611
Haircuts on Securities - Money Market Funds		(4,956)
NET CAPITAL		$ 72,655
AGGREGATE INDEBTEDNESS—Total liabilities (from statement of financial condition)		$ 170,169
COMPUTATION OF NET CAPITAL REQUIREMENT:		
Net capital requirement (6-2/3% of aggregate indebtedness)	**(A)**	11,345
Minimum dollar net capital requirement	**(B)**	$ 5,000
Net capital requirement (greater of (A) or (B))		$ 11,345
Excess net capital (net capital, less net capital requirement)		$ 61,310
Net capital less 10% of aggregate indebtedness		$ 55,638
Ratio: Aggregate indebtedness to net capital		2.34 to 1

No material differences exist between the above information and the computation included in the Company's unaudited FOCUS Report filing, as amended on May 5, 2010, as of March 31, 2010.

BAILARD FUND SERVICES, INC.
(A Wholly Owned Subsidiary of Bailard, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
MARCH 31, 2010

The Company claims exemption from Rule 15c3-3 under subparagraph (k)(1).

The Company has complied with the exemptive provisions of SEC Rule 15c3-3.


Harb
Levy
&
Weiland
ACCOUNTANTS
CONSULTANTS
LLP

To the Board of Directors of Bailard Fund Services, Inc.

In planning and performing our audit of the financial statements of Bailard Fund Services, Inc. (the "Company"), as of and for the year ended March 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

One Market, Landmark, Suite 620, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com ▪ www.hlwcpa.com

Harb, Levy & Weiland LLP is a member of Nexia International, a worldwide network of independent accounting and consulting firms.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hood, Levy & Weiland LLP

San Francisco, California
May 25, 2010